Swift Energy Company                                                                      February 23, 2010

H.J. GRUY AND ASSOCIATES, INC.
333 Clay Street, Suite 3850, Houston, Texas 77002 • TEL. (713) 739-1000 • FAX (713) 739-6112

Exhibit 99.1

February 23, 2010

Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060
Re:         Year-End 2009
   S.E.C. Reserves
   Audit Letter

Ladies and Gentlemen:

At your request, we have independently audited the estimates of oil, natural gas, and natural gas liquid proved reserves and future net cash flows effective December 31, 2009, that Swift Energy Company (Swift) attributes to net interests owned by Swift.  At the direction of Swift, we audited 96 percent of the total company proved reserves.  The audited reserves are located in the Continental United States.

This report, completed on January 29, 2010, has been prepared for Swift, and is provided for inclusion in relevant U.S. Securities and Exchange Commission registration statements or other Securities and Exchange Commission filings.

Based on our reserves audit, we consider the Swift estimates of net proved reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation effective December 31, 2009.  Therefore, the audited Swift estimates of proved reserve quantities are, in the aggregate, reasonable.  We find that all proved reserves are estimated by Swift in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a).

The Swift estimated net reserves, future net cash flow, and discounted future net cash flow are summarized below for the portion we audited.

Proved Reserves

	Estimated Net Reserves		Estimated Future Net Cash Flow

	Oil, NGL, & Condensate (Barrels)	Gas (Mcf)	Not Discounted	Discounted at 10% Per Year

Proved Developed	29,675,455	136,181,357	$1,186,102,744	$791,402,968

Proved Undeveloped	32,902,113	132,687,255	$995,996,633	$548,316,898

	62,577,568	268,868,612	$2,182,099,377	$1,339,719,866

The discounted future net cash flows summarized in the above tables are computed using a discount rate of 10 percent per annum.  Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures.  Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes.  Future cash inflow and future net cash flow stated in this report exclude consideration of state or federal income tax.  Future costs of facility and well abandonments and the restoration of producing properties to satisfy environmental standards are not deducted from cash flow.

The term reserves audit as used herein conforms to the meaning of the same term as stated in Regulation S-K, Item 1202.  Our audit included examination, on a test basis, of the evidence supporting the reserves discussed herein, and we find the quality and quantity of available data to be sufficient for reserve estimating.  For each property included in the 96 percent coverage, we examined the Swift estimating methods to the level of detail that we deem appropriate to form the opinions presented herein.  In various instances, we independently estimated reserves to supplement our audit procedure with a direct comparison to third party generated results.

We recognize the methods and procedures employed by Swift to accumulate and evaluate the necessary information, estimate reserves, and document methodologies are effective and meet or exceed guideline standards.  Swift reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods.  Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced.  In our judgment, Swift used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely accepted in the petroleum industry.

In our judgment, there are no instances where local, state, or federal regulations will materially impact the ability of Swift to recover the estimated proved reserves.

The primary economic assumptions in the Swift reserves estimating process include the application of product prices, operating costs, and future capital expenditures that are not escalated and therefore remain constant for the projected life of each property.  Product sales prices are based on an average of 2009 first-day-of-the-month prices in accordance with Regulation S-X guidelines.  A price differential is applied to the oil, natural gas, and natural gas liquids base prices to adjust for transportation, geographic property location, and quality or energy content.

Estimates of net cash flow and discounted net cash flow should not be interpreted to represent the fair market value for the audited reserves.  The estimated reserves and cash flows discussed herein have not been adjusted for uncertainty.

In conducting this audit, we relied on data supplied by Swift.  The extent and character of ownership, oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted.  No independent well tests, property inspections, or audits of operating statements were conducted by our staff in conjunction with this work.  We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions.  This report is for general guidance, and responsibility for subsequent decisions resides with the decision maker.  The above-described audit does not constitute a complete independent reserves study of the oil and gas properties of Swift.

In order to audit the reserves and future cash flows estimated by Swift, we have relied on geological, engineering, and economic data furnished by our client.  Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.  The estimation of reserves is based on the application of a variety of technologies and the subjective interpretation of collected data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities.  Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available or as alternative estimating methods become applicable.

H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work.  H.J. Gruy and Associates, Inc. and its employees have no direct financial interest in Swift Energy Company or the properties audited nor do we contemplate any future direct financial interest.  Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly,

H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President and Chief Operating Officer

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H.J. GRUY AND ASSOCIATES, INC.   333 Clay Street, Suite 3850, Houston, Texas 77002 • (713) 739-1000